UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.1)*

ASBURY AUTOMOTIVE GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

043436104
(CUSIP Number)

Alan L. Dye C. Alex Bahn Hogan Lovells US LLP 555 13th Street, NW Washington, DC 20004 202-637-5600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

May 3, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	043436104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,000,696

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,000,696

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,696

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%[1]

14		TYPE OF REPORTING PERSON (See Instructions)

PN

* See Item 5.

1
The percentage used herein and in the rest of this Schedule 13D are calculated based upon 22,151,817 shares of the Issuer's Common Stock outstanding as of April 26, 2016 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission  on April 27, 2016.

CUSIP NO.	043436104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD SBI, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,000,696

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,000,696

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,696

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%[1]

14		TYPE OF REPORTING PERSON (See Instructions)

PN

*  See Item 5.

CUSIP NO.	043436104	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Michael S. Dell

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,000,696

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,000,696

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,696

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%[1]

14		TYPE OF REPORTING PERSON (See Instructions)

IN

* See Item 5.

This Amendment No. 1 (this "Amendment") reflects changes to the information in the Schedule 13D relating to the Common Stock of Asbury Automotive Group, Inc. (the "Issuer") filed with the Securities and Exchange Commission (the "Commission") on January 9, 2015 by MSD Capital, L.P. and MSD SBI, L.P. (the "Schedule 13D"). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Items 2, 3, 5, 6, and 7 are hereby amended and supplemented as follows:

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)    The names of the persons filing this Amendment are MSD Capital, L.P., a Delaware limited partnership ("MSD Capital"), MSD SBI, L.P., a Delaware limited partnership ("MSD SBI"), and Michael S. Dell. MSD Capital, MSD SBI and Michael S. Dell are collectively referred to herein as the "Reporting Persons."

MSD SBI is the record and direct beneficial owner of the Shares covered by this statement.  MSD Capital is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD SBI. MSD Capital Management, LLC, a Delaware limited liability company ("MSD Capital Management"), is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital.

Each of Glenn R. Fuhrman and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital Management.  Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital Management.

(b)    The principal business address of MSD Capital, MSD SBI, MSD Capital Management and Messrs. Fuhrman and Lisker is c/o MSD Capital, L.P., 645 Fifth Avenue, 21st Floor, New York, New York 10022.  The principal business address of Mr. Dell is c/o Dell Inc., One Dell Way, Round Rock, Texas 78682.

(c)    The principal business of MSD SBI is purchasing, holding and selling securities for investment purposes. The principal business of MSD Capital is investment management. The principal business of MSD Capital Management is serving as the general partner of MSD Capital. The principal business of Messrs. Fuhrman and Lisker is serving as managers of various investment entities.  The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of the Board of Dell Inc.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 9, 2016, a copy of which is filed with this Schedule 13D as Exhibit 99.2, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(d)    During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e)    During the last five years, none of the foregoing entities or persons has been a party to a civil proceeding of the type specified in Item 2(e) of Schedule 13D.

(f)    Each of MSD Capital, MSD SBI and MSD Capital Management is organized under the laws of the State of Delaware, and each of Messrs. Dell, Fuhrman and Lisker is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

The source of funds for the transactions referenced in Item 5(c) below was the working capital of MSD SBI.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

	A.	MSD Capital L.P.

(a)
As of the date hereof, MSD Capital, L.P. beneficially owns, in aggregate, 2,000,696 Shares, representing 9.0% of the Issuer's outstanding Shares (based on 22,151,817 Shares of the Issuer outstanding as of April 26, 2016 as reported in the Issuer's Form 10-Q filed with the Commission on April 27, 2016).

		(b)	Number of shares as to which such person has:

			(i)	Sole power to vote or direct the vote: -0-

			(ii)	Shared power to vote or direct the vote: 2,000,696

			(iii)	Sole power to dispose or direct the disposition: -0-

			(iv)	Shared power to dispose or direct the disposition: 2,000,696

B.	MSD SBI, L.P.

(a)
As of the date hereof, MSD SBI, L.P. beneficially owns, in aggregate, 2,000,696 Shares, representing 9.0% of the Issuer's outstanding Shares (based on 22,151,817 Shares of the Issuer outstanding as of April 26, 2016 as reported in the Issuer's Form 10-Q filed with the Commission on April 27, 2016).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,000,696

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,000,696

C.	Michael S. Dell

(a)
As of the date hereof, Michael S. Dell beneficially owns, in aggregate, 2,000,696 Shares, representing 9.0% of the Issuer's outstanding Shares (based on 22,151,817 Shares of the Issuer outstanding as of April 26, 2016 as reported in the Issuer's Form 10-Q filed with the Commission on April 27, 2016).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,000,696

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,000,696

D.	MSD Capital Management, LLC

(a)
As of the date hereof, MSD Capital Management, LLC beneficially owns, in aggregate, 2,000,696 Shares, representing 9.0% of the Issuer's outstanding Shares (based on 22,151,817 Shares of the Issuer outstanding as of April 26, 2016 as reported in the Issuer's Form 10-Q filed with the Commission on April 27, 2016).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,000,696

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,000,696

E.	Glenn R. Fuhrman

(a)
As of the date hereof, Glenn R. Fuhrman beneficially owns, in aggregate, 2,000,696 Shares, representing 9.0% of the Issuer's outstanding Shares (based on 22,151,817 Shares of the Issuer outstanding as of April 26, 2016 as reported in the Issuer's Form 10-Q filed with the Commission on April 27, 2016).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,000,696

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,000,696

F.	Marc R. Lisker

(a)
As of the date hereof, Marc R. Lisker beneficially owns, in aggregate, 2,000,696 Shares, representing 9.0% of the Issuer's outstanding Shares (based on 22,151,817 Shares of the Issuer outstanding as of April 26, 2016 as reported in the Issuer's Form 10-Q filed with the Commission on April 27, 2016).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,000,696

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,000,696

Item 5(c) is hereby supplemented as follows:

On May 3, 2016 MSD SBI sold 225,000 Shares at a price of $58.12 in a private transaction for an aggregate purchase price of $13,077,000 and also acquired 100 Shares in an open market transaction at a price of $58.12 per Share for an aggregate purchase price of approximately $5,812.  On May 3, 2016, simultaneously with the sale of Shares reported above, MSD SBI entered into an equity swap agreement which transaction is further described below in Item 6 and is incorporated herein by reference.  Other than transactions described in this Amendment, there were no transactions in the Shares that were effected in the past sixty days by the Reporting persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On May 3, 2016, MSD SBI entered into a cash-settled total return equity swap ("Total Return Swap") with Goldman Sachs International ("Goldman"), a copy of which is attached hereto as Exhibit 99.3, with a reference price of $58.12. Under the terms of the Total Return Swap (i) MSD SBI will be obligated to pay to Goldman any negative price performance of the 225,000 shares of common stock subject to the Total Return Swap as of the expiration date of the Total Return Swap, plus financing, and (ii) Goldman will be obligated to pay to MSD SBI any positive price performance of the 225,000 Shares subject to the Total Return Swap as of the expiration date of such Total Return Swap. Any dividends received by Goldman on the 225,000 shares of common stock during the term of the Total Return Swap will be paid to MSD SBI.

All balances will be cash settled at the expiration date of the Total Return Swap. The Total Return Swap expires on June 6, 2017, although MSD SBI has the right to terminate and close out the Total Return Swap early if it so chooses. The Total Return Swap does not give MSD SBI direct or indirect voting, investment or dispositive control over any securities of the Issuer or require Goldman to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, MSD SBI disclaims any beneficial ownership in securities that may be referenced in the Total Return Swap.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to the Shares or any other securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Item 7 is hereby amended and supplemented as follows:
Exhibit	Description of Exhibit

99.2	Joint Filing Agreement dated May 9, 2016.

99.3	Total Return Swap by and between MSD SBI, L.P. and Goldman Sachs International dated May 3, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2016

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD SBI, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

Exhibit 99.2

JOINT FILING AGREEMENT

May 9, 2016

The undersigned hereby agree as follows:
(i)       Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and
(ii)   Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  May 9, 2016

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD SBI, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

Exhibit 99.3

PATPAT10319058-61969TAPTAP

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020-7774-1000 | Telex: 887902 | Cable: GOLDSACHS LONDON
Registered in England No. 2263951 | Registered Office As Above
Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority
To: MSD SBI, L.P.
Date: May 06, 2016
Re: Contract For Difference Transactions
Customer Account Number: 04995735
Confirmation Reference Number: GROUP03424839
Dear Sir / Madam,
This Transaction Supplement is entered into between GSI and Counterparty on the Trade Date set forth below.
The purpose of this communication is to confirm the terms and conditions of the CFD Transactions entered into between GOLDMAN SACHS INTERNATIONAL ("GSI") and MSD SBI, L.P. ("Counterparty") on the Trade Date specified below (each, a "Transaction"). This Transaction Supplement is entered into under the CFD Annex/Master Confirmation Agreement dated as of 3 May 2016 between us, as may be amended from time to time, and, together with the General Terms and Product Customization Agreement (if applicable), constitutes a "Confirmation" as referred to in the Master Agreement between the parties, as amended and supplemented from time to time, in respect of each Transaction hereunder.
GSI is acting as principal in this Transaction and Goldman, Sachs & Co. ("GS&Co."), its affiliate, is acting as agent for GSI and Counterparty in this Transaction. GSI is not a member of the Securities Investor Protection Corporation.
The additional terms of the Transaction(s) to which this Transaction Supplement relates are as follows:

Transaction Reference	Trade Date	Effective Date	Event Type	Equity Amount Payer	Shares/Index/Basket	RIC/Basket Ref	No. of Shares/Units/Baskets	Exchange Code	Gross Initial Price/Final Price	Initial Price/Final Price	FX Rate	Settlement Ccy	Designated Maturity and Floating Rate Option	Type of Return	Spread (BPS)	Dividend %	Independent Amount %	Commission

SDB4183399094.0.0.0	May 03 2016	May 06 2016	Open	GSI	ASBURY AUTOMOTIVE GROUP, INC. CMN	ABG	225000	NYSE	USD 58.12	USD 58.12	1	USD	1M USD- LIBOR-BBA	Total	Plus 60	100	25%	0 BPS

Except as provided herein, all other terms and conditions relating to the below Transaction(s) as set out in the relevant Confirmation(s) and CFD Annex/Master Confirmation Agreement between the parties shall remain in full force and effect.

Trade Id GROUP03424839 DocControlId PATPAT10319058-61969TAPTAP

Exchange code	Exchange	Related Exchange
NYSE	The New York Stock Exchange - NYSE	All Exchanges
This Confirmation has been automatically generated and will not bear a manual or machine imprinted signature. You are not required to execute and return this Confirmation.

GOLDMAN SACHS INTERNATIONAL

Trade Id GROUP03424839 DocControlId PATPAT10319058-61969TAPTAP

Appendix
GS Transaction Reference	UTI Prefix/UTI Value
SDB4183399094.0.0.0	1030250788
SDB00000418339909400000000000000

Trade Id GROUP03424839 DocControlId PATPAT10319058-61969TAPTAP